SAVVY BUSINESS SUPPORT, INC.

The Courts of Red Bank

130 Maple Avenue, Suite 9B2

Red Bank, NJ 07701

T: (732) 530-9007

F: (732) 530-9008

Virginia@Sourlislaw.com

November 2, 2012

VIA EDGAR CORRESPONDENCE

Kate Beukenkamp

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Acceleration Request
Savvy Business Support, Inc.
Registration Statement on Form S-1
File No.: 333-184110

Dear Ms. Beukenkamp:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Savvy Business Support, Inc. (the “Company”) hereby requests acceleration of the above-captioned Registration Statement to 10:00 am (Eastern Time) Tuesday, November 6, 2012, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Philip Magri, Esq. of The Sourlis Law Firm, counsel to the Company, at (954) 303-8027 or philmagri@sourlislaw.com with any questions you may have concerning this request. In addition, please contact Mr. Magri when this request for acceleration has been granted.

Sincerely,

/s/ Virginia K. Sourlis
Virginia K. Sourlis
President and Chief Executive Officer
(Principal Executive Officer and
Principal Financial and Accounting Officer)